Exhibit 99.1

Sierra Metals Reports Consolidated Results for the Third Quarter of 2017

CONFERENCE CALL NOVEMBER 13, 2017 AT 10:30 AM (EDT)

__________________________________________________________________

(All $ figures reported in USD)

•	Adjusted EBITDA of $18.8 million in Q3 2017 increased from $16.3 million in Q3 2016
•	Operating cash flows before movements in working capital of $21.8 million in Q3 2017 increased from $16.9 million in Q3 2016
•	Revenue from metals payable of $50.9 million in Q3 2017 increased by 25% from $40.8 million in Q3 2016
•	Q3 2017 silver equivalent production of 3.7 million ounces or copper equivalent production of 21.9 million pounds; a 29% increase and 17% decrease, respectively, from Q3 2016 and close to production guidance(1)
•	Change in Metal Prices Used to Calculate Silver Equivalent Ounces and Copper Equivalent Pounds from Budgeted Prices to Realized Quarterly Prices
•	$28.6 million of cash and cash equivalents as at September 30, 2017
•	Net Debt of $39.9 million as at September 30, 2017
•	Shareholder conference call to be held Monday November 13, 2017 at 10:30 AM (EST)
(1) Silver equivalent ounces and copper equivalent pounds for Q3 2017 were calculated using the following realized metal prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper equivalent pounds for Q3 2016 were calculated using the following realized metal prices: $19.17/oz Ag, $2.16/lb Cu, $0.85/lb Pb, $1.02/lb Zn, $1,347/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2017 were calculated using the following realized metal prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2016 were calculated using the following realized metal prices: $17.61/oz Ag, $2.15/lb Cu, $0.82/lb Pb, $0.90/lb Zn, $1,276/oz Au.

TORONTO, Nov. 10, 2017 /CNW/ - Sierra Metals Inc. (TSX:SMT)(BVL:SMT) ("Sierra Metals" or the "Company") today reported revenue of $50.9 million and adjusted EBITDA of $18.8 million on throughput of 504,751 tonnes and metal production of 3.8 million silver equivalent ounces or 21.9 million copper equivalent pounds for the three month period ended September 30, 2017.

During the third quarter of 2017, silver equivalent production increased 29%, and copper equivalent production decreased 17% compared to Q3 2016. This was partially a result of differences in realized metal prices during both periods. Normalizing the metal pricing used in the equivalent metal calculations, there was a decrease in metal production which was due to lower production in Mexico which was partially offset by record throughput in Peru. The temporary decline in production in Mexico was mainly due to the implementation of a new plan to improve operational performance and produce profitable silver ounces at Cusi and improve efficiencies at our Bolivar copper mine.  Similar to the successful program at Yauricocha in Peru, which began at the start of Q2 2015, the Company has engaged in an operation turnaround program in Mexico to modernize operations, improve production and lower costs.  We expect to see the results from this program become more apparent in the latter part of 2017 and early 2018.

Igor Gonzales, President and CEO of Sierra Metals stated, "The Company continues to see solid metal production and tonnage processed at the Yauricocha Mine, reporting a 44% increase in silver equivalent production, and a 13% increase in throughput during Q3 versus Q3 2016. Work continues to increase tonnage at Bolivar through the commissioning of newly acquired equipment, which has arrived and been commissioned, and we expect the remaining three underground loaders to arrive and be commissioned in Q4 2017. We continue to define higher grade ore sources through further development which are expected to come into the mine plan next year."

He continued "At Cusi, lower than planned production continued as the Company remained focused on its efforts of completing ramp access, development, and production from the Santa Rosa de Lima zone which contains structures that are more than two times the width, and nearly twice the silver head grades than what has been previously mined closer to surface. The Company has reached the structure and is currently developing drifts to mine this area. We are currently campaigning development ore and expect to gradually increase the tonnage from this area until we are operating the mill at capacity using ore exclusively from Santa Rosa de Lima zone. The Company has successfully completed two sequential drill campaigns totaling 29,500 meters at the Santa Rosa de Lima zone which saw average silver equivalent grades of 372 grams per tonne and average widths of 3.8 meters. These results will be included in a mineral resource update for the Cusi Mine expected in the fourth quarter of 2017."

He added: "Sierra Metals continues to have a very strong balance sheet with the liquidity that allows for continued operational successes, growth opportunities and development that has been planned for this year. Brownfield exploration programs remains a key aspect at all three of our mines and we are very optimistic that they will continue to add high value tonnage going forward.  Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar with the Bolivar West and Northwest zones as well as at Cusi with the recently announced Santa Rosa de Lima Zone. When combined with our continued production optimization program, it should result in substantial growth, not only in production with lower costs, but most importantly in shareholder value."

The following table displays selected financial and operational information for the three and nine months ended September 30, 2017:

(In thousands of dollars, except per share and cash cost amounts,consolidated figures unless noted otherwise)	Three Months Ended		Nine Months Ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Operating
Ore Processed / Tonnes Milled	504,751	536,553	1,489,251	1,516,760
Silver Ounces Produced (000's)	507	812	1,821	2,179
Copper Pounds Produced (000's)	6,700	6,156	19,305	17,238
Lead Pounds Produced (000's)	6,358	11,650	23,968	30,561
Zinc Pounds Produced (000's)	19,877	14,435	56,543	39,571
Gold Ounces Produced	1,517	2,305	4,606	6,737
Copper Equivalent Pounds Produced (000's)[1]	21,851	26,198	69,065	67,309
Silver Equivalent Ounces Produced (000's)[1]	3,797	2,951	10,862	8,218

Cash Cost per Tonne Processed	$48.01	$39.87	$45.60	$40.61
Cost of sales per AgEqOz	$7.88	$7.73	$7.72	$8.59
Cash Cost per AgEqOz[2]	$7.56	$7.43	$7.39	$8.45
AISC per AgEqOz[2]	$13.11	$13.90	$12.36	$14.87
Cost of sales per CuEqLb[2]	$1.37	$0.88	$1.20	$1.06
Cash Cost per CuEqLb[2]	$1.31	$0.84	$1.15	$1.05
AISC per CuEqLb[2]	$2.28	$1.58	$1.93	$1.84

Cash Cost per AgEqOz (Yauricocha)[2]	$6.55	$7.02	$6.49	$8.21
AISC per AgEqOz (Yauricocha)[2]	$10.35	$12.64	$9.99	$13.76
Cash Cost per CuEqLb (Bolivar)[2]	$1.69	$0.89	$1.41	$1.13
AISC per CuEqLb (Bolivar)[2]	$3.32	$1.81	$2.56	$2.09
Cash Cost per AgEqOz (Cusi)[2]	$21.95	$9.86	$14.72	$8.51
AISC per AgEqOz (Cusi)[2]	$51.93	$19.59	$33.59	$17.21
Financial
Revenues	$50,859	$40,757	$153,948	$101,355
Adjusted EBITDA[2]	$18,845	$16,264	$61,826	$25,902
Operating cash flows before movements in working capital	$21,818	$16,870	$61,973	$28,106
Adjusted net income attributable to shareholders[2]	$4,993	$5,003	$20,241	$3,490
Net income (loss) attributable to shareholders	$(6,523)	$1,367	$(6,763)	$(7,189)
Cash and cash equivalents	$28,607	$27,166	$28,607	$27,166
Restricted cash	$-	$3,069	$-	$3,069
Working capital	$(233)	$9,064	$(233)	$9,064

(1)Silver equivalent ounces and copper equivalent pounds for Q3 2017 were calculated using the following realized metal prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper equivalent pounds for Q3 2016 were calculated using the following realized metal prices: $19.17/oz Ag, $2.16/lb Cu, $0.85/lb Pb, $1.02/lb Zn, $1,347/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2017 were calculated using the following realized metal prices: $17.31/oz Ag, $2.70/lb Cu, $1.03/lb Pb, $1.28/lb Zn, $1,253/oz Au. Silver equivalent ounces and copper equivalent pounds for 9M 2016 were calculated using the following realized metal prices: $17.61/oz Ag, $2.15/lb Cu, $0.82/lb Pb, $0.90/lb Zn, $1,276/oz Au.
(2)This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Q3 2017 Financial Highlights

Revenue from metals payable of $50.9 million in Q3 2017 increased by 25% from $40.8 million in Q3 2016. Higher revenues are primarily attributable to the 13% increase in throughput, the increase in copper, and zinc head grades, and higher recoveries for all metals, except gold, at Yauricocha; and the increase in the prices of copper (36%), lead (27%), and zinc (33%) in Q3 2017 compared to Q3 2016; this was partially offset by an 11% decrease in throughput and lower head grades and recoveries for all metals, except gold head grades and recoveries, at Bolivar; and a 73% decrease in throughput and lower head grades for all metals, except zinc, and gold recoveries at Cusi.

Yauricocha's cash cost per silver equivalent payable ounce was $6.55 (Q3 2016 - $7.02), and all-in sustaining cash cost ("AISC") per silver equivalent payable ounce was $10.35 (Q3 2016 - $12.64) for Q3 2017 compared to the same period in 2016. The increase in realized metal prices used to calculate silver equivalent payable ounces in Q3 2017 vs Q3 2016 was the reason for the decrease in the AISC per silver equivalent ounce for these periods. Using consistent realized metal prices results in a 14% increase in the AISC per silver equivalent ounce relative to Q3 2016 is a result of increased Capex, including a substantial amount of infill drilling, infrastructure improvements including ramp and shaft development, ventilation improvements, equipment, as well as plant improvements that were completed.  The increase was also a result of Opex including infill drilling and drift development that will be utilized within one year.

Bolivar's cash cost per copper equivalent payable pound was $1.69 (Q3 2016 - $0.89), and AISC per copper equivalent payable pound was $3.32 (Q3 2016 - $1.81) for Q3 2017 compared to the same period in 2016. The increase in the AISC per copper equivalent payable pound during Q3 2017 was due to a decrease in copper equivalent payable pounds as a result of 11% lower throughput, as well as an increase in sustaining capital expenditures related to the various equipment purchases made by the Company during the quarter in an effort to improve equipment availability and increase tonnage.

Cusi's cash cost per silver equivalent payable ounce was $21.95 (Q3 2016 - $9.86), and AISC per silver equivalent payable ounce was $51.93 (Q3 2016 - $19.59) for Q3 2017 compared to the same period in 2016. AISC per silver equivalent payable ounce increased due to the decline in throughput which resulted in fewer silver equivalent payable ounces as the Company continued its refocused efforts on completing access, development and production from the Santa Rosa de Lima zone which contains wider structures and higher silver grades.

Adjusted EBITDA (1) of $18.8 million for Q3 2017 increased compared to $16.2 million in Q3 2016. The increase in adjusted EBITDA in Q3 2017 was primarily due to the $10.1 million increase in revenues at Yauricocha, discussed previously.

Cash flow generated from operations before movements in working capital of $21.8 million for Q3 2017 increased compared to $16.9 million in Q3 2016. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized.

Cash and cash equivalents of $28.6 million and working capital of $(0.2) million as at September 30, 2017 compared to $42.1 million and $9.6 million, respectively, at the end of 2016. Cash and cash equivalents have decreased by $13.5 million during 9M 2017 due to $39.4 million of operating cash flows being offset by capital expenditures incurred in Mexico and Peru of $(38.3) million, repayment of loans, credit facilities and interest of $(42.9) million, dividends paid to non-controlling interest shareholders of $(1.7) million, and proceeds from issuances of loans and credit facilities of $29.8 million. Included in the $39.4 million of operating cash flows were negative changes in non-cash working capital items of $10.2 million due to the increase accounts receivable and decrease in deferred revenue as at September 30, 2017.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Change in Metal Prices Used to Calculate Silver Equivalent Ounces and Copper Equivalent Pounds

During Q3 2017 the Company decided to change the method for calculating silver equivalent ounces ("AgEqOz") and copper equivalent pounds ("CuEqLb") due to the continued upswing in base metal prices which resulted in the generation of cost performance outputs that were not representative of actual performance. For the past three years the Company has calculated AgEqOz and CuEqOz based on budgeted prices and has used these prices consistently for each quarter during the year in order to provide clarity and reduce the complexity within the calculations. However, due to the continued increase in the prices of copper, lead, and zinc, the Company has decided to start using quarterly realized metal prices to calculate these metrics as the budgeted prices used for the first two quarters of 2017 were not providing accuracy and clarity to our equivalent metal, cash cost, and all-in sustaining cost ("AISC") metrics. The Company has revised all previous quarters AgEqOz and CuEqLb calculations, which in turn have affected all of the cash cost and AISC metrics. In the table above, the Company has used realized metal prices for 9M 2017 and 9M 2016 to calculate the AgEqOz and CuEqLb, cash cost, and AISC metrics which differ from the metal prices used to calculate the quarterly metrics for the Company's MD&A in respect of the three months ended March 31, 2017 and the six months ended June 30, 2017 previously disclosed by the Company. The Company will continue to update these metrics each quarter based on the realized metal prices for each quarter going forward. See the Company's MD&A section entitled "Non-IFRS Performance Measures - Change in Metal Prices Used to Calculate Silver Equivalent Ounces and Copper Equivalent Pounds" in this MD&A for details on the impact of this change for each of the three month periods ended March 31, 2017, June 30, 2017 and September 30, 2017 as well as the nine month period ended September 30, 2017.

Project Development

The Company provided an updated Mineral Reserve Estimate at the Company's Yauricocha Mine (press release dated October 26, 2017). Previously the Company had also provided an updated Mineral Resource Estimate at the Company's Yauricocha Mine (press release dated September 28, 2017). An NI 43-101 Technical Report will be filed within 45 days of the September 28, 2017 news release, which will be prepared by SRK Consulting (U.S.) Inc.

Mine development at Bolívar during Q3 2017 totaled 942 meters. Most of these meters (797) were developed to prepare stopes for mine production. The remainder of the meters (145) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping.

During Q3 2017, at the Cusi property, mine development totaled 1,033 meters, and 1,164 meters of infill drilling was carried out inside the Mine.

Exploration Update

Exploration Highlights

Peru:

During Q3 2017, the Company drilled 106 holes totaling 13,918 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

•	Cuye (Levels 1270, 1370 & 1170): 10 holes totaling 2,805 meters have intercepted the mineralized structure and economic mineral;
•	Yauricocha South Fault (Level 920 Mina Central): 4 holes totaling 1,181 meters to explore new mineralized zones;
•	Antacaca (Level 970): 12 holes totaling 1,532 meters to explore the continuity of the mineralization of the Antacaca orebody. Gap zones have been defined with polymetallic mineralization in the central mine zone;
•	Karlita (870 level): 1 hole totaling 139 meters to explore the orebody below the 870 level;
•	Elissa (Level 870): 14 holes totaling 2,041 meters which have intercepted economic polymetallic mineral in the sectors from the 920 level;
•	During Q3 2017 the Titan 24 geophysical survey was completed with 20 lines totaling 54 kilometers being surveyed;

Definition Drilling:

•	Antacaca (Level 970): 2 holes totaling 167 meters to define level 1020 of the orebody;
•	Butz (1070 level): 9 horizontal holes with a length of 692 meters of definition drilling to define the orebody;
•	Esperanza (920 & 970 levels): 30 horizontal holes totaling 3,454 meters to determine the continuity of the orebody;
•	Esperanza North (920 level): 6 holes totaling 443 meters to determine the continuity of the orebody from the 920 level to floor 8 on the 870 level;
•	Mascota (1120 level): 6 holes totaling 675 meters which have intercepted copper oxides, lead and silver and small structures with polymetallic mineral.

Mexico:

Bolivar

•	At Bolívar during Q3 2017, 14,082 meters were drilled in the following areas: 992 meters in the El Gallo area with the objective of finding the continuation of the El Gallo Inferior orebody between the Mina de Fierro and the Bolivar Mine; 7,168 meters were drilled at Bolivar Northwest; 418 meters were drilled in Chimney 2; and 5,504 meters were drilled at Bolivar West.

Cusi:

•	The Company drilled 1,164 meters inside the mines to verify the continuity of the orebodies and support development work on the various veins;
•	9,682 meters were drilled on the Santa Rosa de Lima orebody during Q3 2017.

Conference Call Webcast

Sierra Metals' senior management will host a conference call on Monday November 13, 2017 at 10:30 AM (EST) to discuss the Company's financial and operating results for the three-month period ended September 30, 2017.

Via Webcast:

A live audio webcast of the meeting will be available on the Company's website at:

https://event.on24.com/wcc/r/1472066/0BA7512FE35C5A3A2F4AC01DA53FD731

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

Participant Number (Toll Free Peru): 0800-71-470
Participant Number (Toll Free North America): (844) 579-6824
Participant Number (International): (763) 488-9145
Conference ID: 7199439

Quality Control

All production technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

SOURCE Sierra Metals Inc.

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For further information: please visit www.sierrametals.com or contact: Mike McAllister, VP, Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, info@sierrametals.com; Ed Guimaraes, CFO, Sierra Metals Inc., +1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 10-NOV-17